NOVAWEST RESOURCES INC.

News Release

For Immediate Release


SEC MAIL PROCESSING
RECEIVED
MAY 1 2 2005
WASH. D.C.
202
SECTION

AGM REPORT

Vancouver, Monday April 26 2005, 1:00 p.m. PST

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM), announces that at the Company's Annual General Meeting held on April 15th 2005, the shareholders overwhelmingly approved all resolutions submitted by Management. A record 26,025,564 shares representing 51.35% of the issued and outstanding were cast, demonstrating very strong support for Management. There was no new business brought up at the meeting.

Patrick D. O'Brien, Brian F. Adams and Jerry W. Dibble were re-elected to the Board of Directors, with Patrick D. O'Brien re-appointed as Chairman. The Board of Directors also re-appointed Christopher B. Chu to the position of Corporate Secretary.

Management would like to thank the Company's shareholders for their continued, strong support.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

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